INTEROIL ANNOUNCES FINANCIAL RESULTS FOR THE
QUARTER ENDED MARCH 31, 2008
MAY 14, 2008 —InterOil Corporation (IOL:TSX) (IOC:AMEX) (IOC:POMSoX), a Canadian company with operations in Papua New Guinea, today reported its first quarter 2008 financial results.
Highlights:
•	Increased earnings before interest, tax, depreciation and amortization (‘EBITDA’).

•	Increased sales and operating revenue.

•	Gas discovery at Elk-4 well (announced May 1, 2008).

•	$130 million loan facility successfully repaid (occurred May 12, 2008).

•	On May 9, InterOil finalized a conversion of $60 million of debt in exchange for an issue of 2.7 million common shares at a price of $22.65.

•	On May 12, 2008 closed on gross proceeds of US$95 million from the sale to institutional investors of 8% Subordinated Convertible Debentures due 2013.

•	These combined transactions have resulted in a significant reduction in InterOil’s debt, strengthening its balance sheet whilst also providing additional funding for exploration and corporate activities.
InterOil News Release

The following table shows the consolidated EBITDA and net loss for the quarters ended March 31, 2006, 2007 and 2008.

There has been significant improvement in the quarterly financial results of the Company as compared to the same quarter in the prior year. Earnings before interest, tax, depreciation and amortization (‘EBITDA’) improved by 130% or $4.0 million to $7.1 million as compared to $3.1 million in the same quarter of prior year. EBITDA is described in the attached table under “Non-GAAP Measures and Reconciliation”. The consolidated net income (loss) also showed a significant improvement of $3.0 million to a net loss of $2.4 million for the quarter from $5.4 million for the same quarter of 2007.
InterOil News Release

Summary results for the first quarters of 2008 and 2007

Consolidated Operating results	Quarter ended March 31,
($ thousands, unless otherwise indicated)	2008	2007
Sales and operating revenues	191,372	125,918
Interest revenue	317	688
Other non-allocated revenue	725	290

Total revenue	192,414	126,896

Cost of sales and operating expenses	(176,984)	(113,474)
Office and administration and other expenses	(8,506)	(6,984)
Exploration costs	237	(3,322)
Exploration impairment	(25)	(14)

EBITDA	7,136	3,102

Depreciation and amortization	(3,485)	(3,460)
Interest expense	(5,190)	(4,482)

Loss from ordinary activities before income taxes	(1,539)	(4,840)

Income tax expense	(858)	(497)
Non-controlling interest	—	(17)

Total net loss	(2,397)	(5,354)

Key financial metrics for the first quarters of 2008 and 2007

Consolidated Operating results	Quarter ended March 31,
($ thousands, unless otherwise indicated)	2008	2007
Net loss per share (dollars) (basic)	(0.08)	(0.18)
Net loss per share (dollars) (diluted)	(0.08)	(0.18)
Total assets	586,107	506,427
Total liabilities	490,487	423,647
Current ratio (ratio)	1.40	1.42
Quick ratio (ratio) *	0.68	0.64
Cash flows (used in)/provided by operating activities	6,998	(4,973)
Cash dividends declared per share	—	—

*	Quick ratio is current assets less inventory, divided by current liabilities
“The first quarter of 2008 showed an overall improvement compared with the corresponding period in 2007 and was also an improvement on the previous quarter to December 31, 2007. The reduced net loss was primarily due to an improvement in margins, increased domestic demand and decreased exploration costs in Papua New Guinea,” stated Mr Collin Visaggio, the Chief Financial Officer of InterOil Corporation. “We believe that the refining and distribution segments will continue to show improvements in cash flows in the coming quarters.”
InterOil News Release

InterOil’s Management Discussion and Analysis and the Consolidated Financial Statements are available on our web site at www.interoil.com and on SEDAR at www.sedar.com. An update of InterOil’s recent business activities by segment follows.
Summary results by segment for the first quarters of 2008 and 2007

Consolidated Operating results	Quarter ended March 31,
($ thousands, unless otherwise indicated)	2008	2007
EBITDA
Upstream	(1,135)	(4,009)
Midstream — Refining	5,724	6,336
Midstream — Liquefaction	(1,636)	(322)
Downstream	4,529	3,028
Corporate and Consolidated	(347)	(1,931)

EBITDA	7,135	3,102

Net income/(loss)
Upstream	(1,289)	(4,318)
Midstream — Refining	(924)	1,511
Midstream — Liquefaction	(1,675)	(322)
Downstream	1,921	2,050
Corporate and Consolidated	(430)	(4,275)

Total net loss	(2,397)	(5,354)

•	The operational segments which include the Midstream refining and Downstream distribution businesses, combined with the Corporate segment, had a net income of $0.6 million. This is an improvement of $1.2 million compared to same quarter of 2007.

•	Cash flows generated by operating activities totalled $7.0 million for the quarter ended March 31, 2008, an improvement of $12.0 million over the same quarter in 2007.

•	The developmental segments comprised of Upstream exploration and development, and the Midstream liquefaction project reported a net loss of $3.0 million.

•	The Midstream liquefaction loss of $1.7 million is consolidated into Company results, however, no further cash injections are required to be made by the Company until a total of $200.0 million has been contributed by the other joint venture partners to equalize their shareholding in the joint venture company.
InterOil News Release

Upstream Business Segment
     The Upstream segment recorded net loss of $1.29 million for the first quarter of 2008, compared to a loss of $4.3 million for the same period in 2007. The reduction in net loss is mainly due to lower seismic activities expenses during the quarter related to drilling Elk-4/4A, the costs of which are capitalised, were completed in the fourth quarter of 2007.
Elk-4/4A Drilling
The Elk-4 well is located within our Petroleum Prospecting License (“PPL”) 238 area and is the second appraisal well to be drilled into the Elk structure.
•	We spudded the Elk-4 well appraisal well on November 15, 2007. At March 31, 2008 the Elk-4 had been drilled to a depth of 6,578 feet (2,000) meters. The well did not encounter the Elk limestone formation and the depth beneath 2,000 meters has been designated as an exploratory well (Elk-4A) into the Antelope structure which is separated geologically by a fault.

•	Elk-4A is the fourth exploratory well out of the eight wells to be drilled within our current exploration program. At March 31, 2008 the Elk-4A had been drilled from 6,578 feet (2,000 meters) to a depth of 7,278 feet (2,213 meters) and had intersected the top of the targeted Antelope limestone at 7,140 feet (2,171 meters).

•	On May 1, 2008, we announced that we had successfully penetrated the Antelope structure while drilling the Elk-4A well. Elk-4A has been pronounced a discovery well with additional testing and logging activities to be performed.

•	The Antelope-1 well is the next appraisal well targeted to be drilled and is located 2.5 miles (4 kilometres) south of Elk-1 on PPL 238. The drill site and camp has been prepared in readiness for drilling following completion of drilling and testing activities at the Elk-4A well.

•	The Antelope-1 well will target a reef limestone encountered by Elk-4A at approximately 5,578 feet (1,700 meters) with a projected total depth of 8,200 feet (2,500 meters).
Midstream Business Segment
Midstream Refinery
•	Refinery throughput was 21,959 barrels per operating day compared with 18,448 bbls per operating day in the same quarter of the prior year.

•	The Midstream refinery segment for the quarter reported a net loss of $0.9 million compared with net income of $1.5 million in the same quarter of 2007. Much of the difference was due to the timing of export sales and increased interest recharges on intercompany balances.
Midstream Liquefaction
•	The Midstream liquefaction segment reported a net loss of $1.7 million for the quarter.

•	We continued our negotiations with the government of Papua New Guinea for a definitive LNG project agreement.
InterOil News Release

Downstream Business Segment
The Downstream segment’s net profits for the quarter were $1.9 million, a slight decrease compared to $2.0 million achieved in the same quarter of 2007. The key variances between these periods were:
•	Gross margin increased by $1.8 million during the quarter and compared to the same quarter of 2007, in part due to increased domestic demand coupled with an improved pricing formula in place on an interim basis under our agreement with the PNG State.

•	Negative offsets included interest expenses recharged from Corporate ($1.2 million), increased office and administration expenses ($0.3 million) and an increase in taxes ($0.3 million).
CONFERENCE CALL TOMORROW
     InterOil will host a conference call on Thursday, May 15, 2008 at 8:30 a.m. Eastern, to discuss first quarter results and the company’s outlook for the remainder of the year. The conference call can be heard through a live audio web cast on the company’s website at www.interoil.com or accessed by dialing (612) 332-0228. A replay of the broadcast will be available soon afterwards on the website
FINANCIAL DISCLOSURE DOCUMENTS FILED
     InterOil filed its unaudited financial statements and accompanying notes for the quarter ended March 30, 2008 and the related management’s discussion and analysis with the relevant
     Canadian and United States securities regulatory authorities. Copies of the documents may be accessed electronically at www.sedar.com, www.sec.gov or on our website at www.interoil.com.
     Summary financial and operational data have been included with this release. You should read this summary together with our financial statements and Management’s Discussion and Analysis.
FOR FURTHER INFORMATION:
Anesti Dermedgoglou
V.P., Investor Relations
InterOil Corporation
anesti@interoil.com
Cairns, Qld Australia
Phone: +617 4046 4600
InterOil News Release

Non-GAAP Measures and Reconciliation
Earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is used by InterOil to analyze operating performance. EBITDA does not have a standardized meaning prescribed by United States or Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies. The items excluded from EBITDA are significant in assessing our operating results. Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with Canadian generally accepted accounting principles. Further, EBITDA is not a measure of cash flow under Canadian generally accepted accounting principles and should not be considered as such. For reconciliation of EBITDA to the net income (loss) under GAAP, refer to the Non GAAP Measures Reconciliation of our MD&A.

Quarters ended	2008	2007				2006
($ thousands)	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30
Upstream	(1,135)	(3,128)	(5,015)	(5,492)	(4,009)	(719)	(1,107)	(1,922)
Midstream — Refining	5,724	9,589	(1,332)	3,775	6,336	9,144	1,674	(8,188)
Midstream — Liquefaction	(1,636)	(797)	(4,104)	(444)	(322)	(396)	(298)	—
Downstream	4,529	3,627	3,301	2,760	3,028	1,143	1,954	3,559
Corporate and Consolidated	(347)	(2,394)	(3,105)	4,959	(1,931)	(2,299)	(853)	(3,770)

Earnings before interest, taxes, depreciation and amortization	7,135	6,897	(10,255)	5,558	3,102	6,873	1,370	(10,321)

Subtract:
Upstream	—	—	—	—	—	(2)	(1)	(1)
Midstream — Refining	(3,887)	(4,397)	(8,155)	(2,156)	(2,091)	(2,478)	(3,330)	(2,731)
Midstream — Liquefaction	—	—	—	—	—	—	—	—
Downstream	(1,282)	(1,145)	(3,320)	66	(39)	(36)	(38)	(39)
Corporate and Consolidated	(21)	99	6,253	(2,768)	(2,352)	(3,131)	(1,981)	(838)

Interest expense	(5,190)	(5,443)	(5,222)	(4,858)	(4,482)	(5,647)	(5,350)	(3,609)

Upstream	—	—	—	—	—	—	—	—
Midstream — Refining	—	(44)	69	12	(17)	(42)	46	137
Midstream — Liquefaction	(24)	(13)	—	—	—	—	—	—
Downstream	(753)	(1,112)	261	(32)	(483)	(997)	(416)	(1,004)
Corporate and Consolidated	(81)	(12)	214	(15)	(13)	(12)	126	(163)

Income taxes and non-controlling interest	(858)	(1,181)	544	(35)	(513)	(1,051)	(244)	(1,030)

Upstream	(154)	(134)	299	(338)	(309)	(233)	(202)	(173)
Midstream — Refining	(2,761)	(2,158)	(2,781)	(2,748)	(2,717)	(2,806)	(2,699)	(2,626)
Midstream — Liquefaction	(15)	(15)	—	—	—	—	—	—
Downstream	(573)	(700)	(497)	(552)	(456)	(537)	(222)	(90)
Corporate and Consolidated	18	21	20	20	21	22	24	26

Depreciation and amortisation	(3,485)	(2,986)	(2,959)	(3,618)	(3,461)	(3,554)	(3,099)	(2,863)

Upstream	(1,289)	(3,262)	(4,716)	(5,831)	(4,318)	(953)	(1,309)	(2,098)
Midstream — Refining	(924)	2,990	(12,199)	(1,117)	1,511	3,818	(4,309)	(13,408)
Midstream — Liquefaction	(1,675)	(825)	(4,104)	(444)	(322)	(396)	(298)	—
Downstream	1,919	670	(255)	2,242	2,050	(427)	1,278	2,426
Corporate and Consolidated	(429)	(2,286)	3,382	2,196	(4,275)	(5,420)	(2,684)	(4,745)

Net income (loss) per segment	(2,398)	(2,713)	(17,892)	(2,954)	(5,354)	(3,378)	(7,322)	(17,825)

InterOil News Release

Cautionary Statements
This press release contains “forward-looking statements” as defined in U.S. federal and Canadian securities laws. Such statements are generally identifiable by the terminology used, such as “may,” “plans,” “believes,” “expects,” anticipates,” “intends,” “estimates,” “forecasts,” “budgets,” “targets” or other similar wording suggesting future outcomes or statements regarding an outlook. All statements, other than statements of historical fact, included in or incorporated by reference in this press release are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding our plans for drilling of the well, the planned depth of such drilling, the prospect description and the likelihood of establishing reserves. Many risks and uncertainties may impact the matters addressed in these forward-looking statements, including but not limited to: the inherent uncertainty of oil and gas exploration activities; uncertainty in our ability to attract capital; and the availability and cost of drilling rigs, oilfield equipment, and other oilfield exploration services. Forward-looking statements and information are based on our current beliefs as well as assumptions made by, and information currently available to, us concerning anticipated financial performance, business prospects, strategies, our ability to obtain capital to finance our operations, our ability to obtain equipment in a timely manner to carry out development activities, and the ability to develop production and reserves through development and exploration activities. Although we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect. We therefore cannot assure you that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading “Risk Factors” in the Annual Information Form of InterOil for the year ended December 31, 2007. Furthermore, the forward-looking information contained in this press release is made as of the date hereof and, except as required by applicable law, we have no obligation to update publicly or to revise any of this forward-looking information. The forward-looking information contained in this report is expressly qualified by this cautionary statement.
We currently have no reserves or resources as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.
All dollar amounts are in United States dollars unless otherwise stated.
InterOil News Release